UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                   FORM 8-A/A
                                 AMENDMENT NO. 3

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  IDACORP, Inc.
                                  -------------
             (Exact Name of Registrant as Specified in Its Charter)

       Idaho                                                 82-0505802
       -----                                                 ----------
       (State of Incorporation or Organization)              (I.R.S. Employer
                                                             Identification No.)

       1221 West Idaho Street
       Boise, Idaho                                           83702
       ------------------                                    --------
       (Address of Principal Executive Offices)              (Zip Code)


            If this form relates to the            If this form relates to the
            registration of a class of             registration of a class of
            securities pursuant to                 securities pursuant to
            Section 12(b) of the Exchange          Section 12(g) of the Exchange
            Act and is effective pursuant          Act and is effective pursuant
            to General Instruction A.(c),          to General Instruction A.(d),
            check the following box.  |X|          check the following box.  |_|

Securities Act registration statement file number to which this form relates:
____________________
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

             Title of Each Class                  Name of Each Exchange on Which
             to be so Registered                  Each Class is to be Registered
             -------------------                  ------------------------------

       Preferred Share Purchase Rights               New York Stock Exchange
       -------------------------------               -----------------------


Securities to be registered pursuant to Section 12(g) of the Act:

     None
     ----


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Item 1.  Description of Registrant's Securities to be Registered.

     This amendment no. 3 to the registration statement on Form 8-A/A amends the registration statement that we filed on September 15, 1998, as amended by amendment no. 1 to the registration statement on Form 8-A/A filed on October 20, 1999 and amendment no. 2 to the registration statement on Form 8-A/A filed on September 28, 2004.

     This amendment no. 3 to the registration statement on Form 8-A/A reflects our entry into a First Amendment to Rights Agreement, dated as of May 14, 2007, with Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent. The amendment to the rights agreement reflects our new direct registration system, which permits uncertificated shares of common stock. We are filing the amendment as Exhibit 2 hereto.

                 DESCRIPTION OF PREFERRED SHARE PURCHASE RIGHTS

GENERAL

     On September 10, 1998, the board of directors of IDACORP, Inc. declared a dividend distribution of one preferred share purchase right for each share of our common stock outstanding as of October 1, 1998. Since that time, we have issued and will continue to issue one right with each share of common stock we issue until the rights expire, are redeemed or exchanged or become exercisable. We have authorized and reserved 1,200,000 shares of our A series preferred stock for issuance if the rights become exercisable.

     Each right, when it becomes exercisable, entitles its holder to purchase from us one one-hundredth of a share of our A series preferred stock at a price of $95. The value of this one one-hundredth of a share is intended to approximate the value of one share of common stock. However, under the circumstances we describe below under "Exercising the Rights," a holder who exercises this right for $95 will have the right to receive the number of shares of our common stock and/or, at our option, A series preferred stock, or common stock of an acquiring company that have a market value of $190. As a result, the rights have the effect of causing substantial dilution to a person or group that attempts to acquire us on terms our board of directors does not approve and making it significantly more expensive for that person or group to acquire control of us.

     For example, assuming the price of our common stock is $38 per share at the time of determination, each holder of our common stock will have the right to purchase for $95 the number of shares equal to $190, divided by $38, or five shares. Consequently, a shareholder would effectively obtain $190 in value for $95. Assuming there are approximately 38 million shares of our common stock outstanding, each with a right attached, holders of our common stock collectively have an aggregate value in their rights of approximately $3.6 billion. That is, regardless of the market price for our common stock, whenever the rights become exercisable, our shareholders collectively have the ability to spend $3.6 billion to acquire $7.2 billion in stock. That dilution could make it significantly more expensive for a hostile takeover to occur. The rights should not interfere with any merger or other business combination our board of directors approves since our board of directors may elect to redeem the rights at $0.01 per right


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

until ten business days after a third party announces its acquisition of 20% or more of our outstanding voting stock.

     We may adjust the $95 purchase price and the number of shares that may be purchased, as described below under "Adjustment of Purchase Price or Number of Shares."

     The rights expire on September 10, 2008, unless we redeem or exchange them earlier, as described below under "Exchange or Redemption of Rights."

     The distribution of the rights is not taxable to us or to the holders of our common stock. We will receive no proceeds from the issuance of the rights. The rights are not dilutive and will not affect our reported earnings per share.

     When we use the term "person" below, we mean either one individual or entity or a group of affiliated persons.

     The following is a description of the rights. This description contains a summary of the material terms of the rights. You should refer to the Rights Agreement, dated as of September 10, 1998, as amended by the First Amendment to Rights Agreement, dated as of May 14, 2007, between IDACORP, Inc. and Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent, which we have filed with the Securities and Exchange Commission, because the Rights Agreement, and not this summary, will govern your rights as a holder of preferred share purchase rights.

TRANSFER OF RIGHTS; DISTRIBUTION DATE

     We have not issued separate certificates for the rights. Instead, the existing common stock certificates also represent the rights. In the case of uncertificated shares of common stock, the account entry in our stock register that evidences record ownership of the shares in the name of a specific shareholder will also evidence the rights. The rights will separate from the common stock on the earlier of:

     o 10 business days after a public announcement that a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock and

     o 10 business days after a person makes a tender offer or exchange offer which would result in the person acquiring, or obtaining the right to acquire, 20% or more of our outstanding voting stock.

The earlier of these two dates is called the distribution date.

     If the distribution date occurs, we will mail to each record holder of our common stock at the close of business on the distribution date separate certificates to represent the rights. After that time, the separate right certificates, not the common stock certificates or account entries, as the case may be, will represent the rights.

     A right itself does not give its holder any rights as a shareholder until the right is exercised or exchanged.


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

EXERCISING THE RIGHTS

     A holder cannot exercise his right until the distribution date. Except as described below, after the distribution date, each holder who exercises his right for $95 will have the right to receive one one-hundredth of a share of our A series preferred stock.

     Exercising the Rights for Shares of Our Stock

     When a person has acquired, or obtained the right to acquire, 20% or more of our voting stock, each holder of a right who exercises his right for $95 will have the right to receive the number of shares of our common stock, and/or, at our option, A series preferred stock, that have a market value of $190. However, rights owned by a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock will be null and void.

     Exercising the Rights for Shares of an Acquiring Company

     Under certain circumstances, each holder of a right who exercises his right for $95 will have the right to receive the number of shares of common stock of an acquiring company that have a market value of $190. These circumstances are if:

     o  we merge with another person and we are not the surviving entity;

     o we merge with another person and we are the surviving entity in the transaction, and our common stock is exchanged for shares of another company or cash or other property;

     o  we sell or transfer 50% or more of our assets or earning power;

     o a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock engages in some types of transactions with us which benefit the person due to its ownership of our stock; or

     o the proportionate share of a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock is increased by more than 1% as a result of reclassification of securities or recapitalization or other transaction.

This right to receive shares of common stock of the acquiring company replaces the right to receive shares of our common stock or A series preferred stock. However, rights owned by a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock will be null and void.

ADJUSTMENT OF PURCHASE PRICE OR NUMBER OF SHARES

     We may adjust the purchase price that a holder must pay to exercise his right and the number of shares of stock that are issuable when a right is exercised to prevent the rights from being diluted. However, we are required to make adjustments only if such adjustments would require an increase or decrease of at least 1% in the purchase price. Any required adjustment


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

must be made no later than the earlier of (1) three years after the transaction which requires such adjustment and (2) the expiration date of the right to exercise any rights.

     Except for multiples of one one-hundredth of a share of the A series preferred stock, we will not issue fractional shares. Instead, we will make cash payments based on the market value of the A series preferred stock.

EXCHANGE OR REDEMPTION OF RIGHTS

     Our board of directors may exchange the rights, in whole but not in part, at any time after a public announcement that a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock, but before the person acquires, or obtains the right to acquire, 50% or more of our outstanding common stock. Each of the rights may be exchanged for one share of our common stock, or, if there are not enough shares of common stock available, for cash, securities or other assets having the same market value as one share of our common stock. The rights owned by a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock will be null and void and will not be exchanged.

     Our board of directors may instead decide to redeem the rights, in whole but not in part, for $0.01 per right. The board may do this at any time before 5:00 p.m., New York City time, on the tenth business day after a public announcement that a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock. Then, the holders of the rights will have only the right to receive $0.01 per right.

AMENDMENTS TO THE TERMS OF THE RIGHTS

     We may amend any provision of the Rights Agreement before the date a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock. After that time, we cannot amend the Rights Agreement in any way that would adversely affect the interests of the holders of exercisable rights.

TERMS OF THE A SERIES PREFERRED STOCK

     As discussed above, a right, when it becomes exercisable, entitles its holder to purchase for $95 one one-hundredth of a share of the A series preferred stock.

     Dividends and Distributions

     Each full share of the A series preferred stock will be entitled to receive a quarterly dividend. The annual rate of dividends will be the greater of:

     o  $1.00 and

     o 100 times the per share amount of any dividend we declare on our common stock, other than a dividend payable in shares of our common stock or a subdivision of our common stock.


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

     Redemption

     We do not have the right to redeem the A series preferred stock.

     Liquidation

     If we liquidate, the holders of shares of the A series preferred stock will be entitled to receive, per full share held, the greater of:

     o  $100, plus accrued and unpaid dividends and

     o an amount equal to 100 times the amount to be distributed per share of common stock, plus accrued and unpaid dividends.

     Voting Rights

     Each full share of A series preferred stock will be entitled to 100 votes on all matters voted on at a meeting of our shareholders.

     Antidilution

     If we issue more common stock, or have a stock split or distribution, we may adjust all of the above features of the A series preferred stock to protect against dilution.


Item 2.  Exhibits

Number          Description
------          -----------

1. Rights Agreement, dated as of September 10, 1998, between IDACORP, Inc. and Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent, including form of right certificate (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K of IDACORP, Inc., filed on September 15, 1998).

2. First Amendment to Rights Agreement, dated as of May 14, 2007, between IDACORP, Inc. and Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent.


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


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         IDACORP, Inc.

Date: May 21, 2007                       By:  /s/ Darrel T. Anderson
                                              ----------------------
                                              Name:  Darrel T. Anderson
                                              Title: Senior Vice President -
                                                     Administrative Services
                                                     and Chief Financial Officer



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

                                  EXHIBIT INDEX

Number          Description
------          -----------

1. Rights Agreement, dated as of September 10, 1998, between IDACORP, Inc. and Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent, including form of right certificate (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K of IDACORP, Inc., filed on September 15, 1998).

2. First Amendment to Rights Agreement, dated as of May 14, 2007, between IDACORP, Inc. and Wells Fargo Bank, N.A., as successor to The Bank of New York, as rights agent.



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